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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPC EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 HORIZONS DRIVE
(No. and Street)

COLUMBUS	OHIO	43220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS SHEFFIELD (614) 267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARK P. MURPHY & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1051 OLD HENDERSON ROAD, SUITE A	COLUMBUS	OHIO	43220
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 17 2008 Washington, DC 101

PROCESSED APR 02 2008 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12

OATH OR AFFIRMATION

I, DOUGLAS SHEFFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPC EQUITIES, INC., as of JANUARY 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE F. SZTEITER
Notary Public, State of Ohio
My Commission Expires 04-11-2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPC EQUITIES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

JANUARY 31, 2008 AND 2007

TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
PPC Equities, Inc.

We have audited the accompanying statements of financial condition of PPC Equities, Inc. (a subsidiary of Professional Planning Consultants, Inc.) as of January 31, 2008, and the related statements of income and comprehensive income, changes in stockholders' equity and liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of PPC Equities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PPC Equities, Inc. as of January 31, 2007 were audited by other auditors whose report dated March 23, 2007, expressed an unqualified opinion on those statements.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the financial position of PPC Equities, Inc. at January 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mark P. Murphy & Associates

Mark P. Murphy & Associates, CPAs
Columbus, Ohio
February 13, 2008

1051 OLD HENDERSON ROAD • SUITE A • COLUMBUS, OHIO 43220

(614) 459-3182 • FAX (614) 459-6547

PPC EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
JANUARY 31, 2008 AND 2007

ASSETS

	2008	2007
Current Assets		
Cash and cash equivalents	$ 108,363	$ 101,010
Commissions receivable	3,772	6,262
Total Current Assets	112,135	107,272
Marketable Securities (Note 4)	92,540	68,000
Total Assets	$ 204,675	$ 175,272

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Current Liabilities		
Accounts payable	$ 4,150	$ 0
Income taxes payable	1,883	1,429
Total Current Liabilities	6,033	1,429
Deferred Tax Liability	9,981	6,300
Total Liabilities	16,014	7,729
Stockholders' Equity		
Common stock, no par value, 750 shares authorized; 200 shares issued and outstanding, at stated value.	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	104,602	104,343
Accumulated other comprehensive income	56,559	35,700
Total Stockholders' Equity	188,661	167,543
Total Liabilities and Stockholders' Equity	$ 204,675	$ 175,272

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
REVENUE		
Commissions-insurance	$ 41,667	14,344
Commissions-securities	134,471	119,784
Commissions-syndication fees	322,499	280,000
Interest income	1,368	1,283
Other Revenue	35,253	0
Total Revenue	535,258	415,411
EXPENSES		
Administrative fees (Note 7)	518,171	386,600
Professional fees	13,737	12,227
Dealers in intangibles tax	1,208	518
Total Expenses	533,116	399,345
Net Income Before Income Taxes	2,142	16,066
Provision for income taxes (Note 8)	1,883	1,295
Net Income	259	14,771
OTHER COMPREHENSIVE (LOSS) INCOME		
Unrealized gain (loss) on marketable securities, net of deferred taxes	20,859	(13,447)
Total Comprehensive Income	$ 21,118	$ 1,324

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at January 31, 2006	$ 500	$ 27,000	$ 89,572	$ 49,147
Net Income	0	0	14,771	0
Unrealized loss on marketable securities, net of deferred tax benefit of $2,373	0	0	0	(13,447)
Balance at January 31, 2007	500	27,000	104,343	35,700
Net Income	0	0	259	0
Unrealized gain on marketable securities, net of deferred tax of $3,681	0	0	0	20,859
Balance at January 31, 2008	$ 500	$ 27,000	$ 104,602	$ 56,559

The accompanying notes are an integral part of these financial statements.

PPC EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 259	$ 14,771
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	2,490	(2,603)
Intercompany accounts receivable	0	0
Increase (decrease) in:		
Income taxes payable	454	0
Accounts payable	4,150	0
Net Cash Provided by Operating Activities	7,353	12,168
Cash flows from investing activities:		
Decrease in intercompany accounts receivable	0	61,000
Net increase in cash and cash equivalents	7,353	73,168
Cash and cash equivalents, beginning of year	101,010	27,842
Cash and cash equivalents, end of year	$ 108,363	$ 101,010

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2008	2007
Cash paid during the year for:		
Income taxes (paid to parent company)	$ 1,883	$ 1,295

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

PPC Equities, Inc. was incorporated in the State of Ohio on November 26, 1985 as Pro-Tax Investments, Inc., and on October 4, 1986, changed names to First Columbus Equities, Inc. The name was changed to PPC Equities, Inc. during 2003.

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the Financial Industry Regulatory Authority (FINRA). The Company participates in underwriting on a "best efforts" basis where all customer funds are forwarded to an independent escrow agent. In addition, the Company added sales of annuities and life insurance to their business activities.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Marketable Securities

The Company's marketable securities are equity securities that have a readily determinable fair market value. Securities are classified into three categories: held-to-maturity, available-for-sale, and trading. Securities classified as available-for-sale may be sold in response to changes in interest rates and the stock market, liquidity needs, and for other purposes.

Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading. Management determines the appropriate classification of its investments at the time or purchase and re-evaluates such determination at each balance sheet date.

Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholder's equity, as Accumulated Other Comprehensive Income. Realized gains and losses are reported as earnings based on the adjusted cost of the specific security sold.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable and Revenue

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method of accounting for commissions' receivable. No allowance was recorded for the years ended January 31, 2008 and 2007 due to management's belief that all amounts are collectible.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts, certificates of deposit and petty cash to be cash equivalents.

Fair Value of Financial Instruments

The Company believes that the fair value of its financial instruments (cash, trade receivables, and trade payables) approximates their carrying value based on the related interest rates and corresponding risk.

Income Taxes

The Company files a consolidated Federal income tax return as a subsidiary of Professional Planning Consultants, Inc. (PPC) using the cash basis method of accounting. Under this method, revenues are recognized when received and expenses are recognized when cash is disbursed. Income taxes are allocated to each company based upon the earnings of each company.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between using the accrual basis of accounting for financial reporting while using cash basis accounting for income tax reporting. Under this method, deferred income taxes are recognized on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities under the provisions of enacted tax laws. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

3. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in financial institutions that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

4. MARKETABLE SECURITIES

Marketable securities consist of equities that are classified as available-for-sale.

	2008	2007
Cost basis of investments	$ 26,000	$ 26,000
Unrealized income	66,540	42,000
Fair market value of investments available-for-sale	$ 92,540	$ 68,000

5. NET CAPITAL REQUIREMENTS

As a registered broker, PPC Equities, Inc., is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debt items. At January 31, 2008, the Company had net capital of $184,173, which exceeded the requirements of $5,000 by $179,173. At January 31, 2007, the Company had net capital of $171,922, which exceeded the requirements of $5,000 by $166,922.

6. COMMON STOCK

The Company has issued Class A and Class B common stock, each with no par value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by Professional Planning Consultants, Inc. (PPC), have no voting rights, but do have dividend and liquidation rights.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with PPC whereby all management, office rent, and utilities are provided by PPC. As such, the Company has no employees but utilizes the resources of PPC. At January 31, 2008 and 2007, the accompanying financial statements include $518,171 and $386,600, respectively, in administrative fees that were paid to PPC. At times, PPC Equities, Inc. advances cash to the parent company PPC. As of January 31, 2008 and 2007, there was no outstanding receivable due from PPC.

8. INCOME TAXES

The components of the provision for corporate income taxes consist of the following:

	2008	2007
Current income tax expense:		
Federal	$ 1,272	$ 599
State and Local	611	696
	1,883	1,295
Deferred tax expense:		
Federal	0	0
Local	0	0
	0	0
Total income tax expense	$ 1,883	$ 1,295

The Company's deferred tax liabilities represent the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences primarily consist of the following: using the accrual basis of accounting for financial reporting while using cash basis accounting for income tax reporting and the difference in market value and cost of marketable securities.

Deferred tax assets and liabilities consist of the following:

	2008	2007
Net current deferred tax liability	$ 0	$ 0
Net non-current deferred tax liability	9,981	6,300
Net deferred tax liability	$ 9,981	$ 6,300

PPC EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2008

Net Capital:	
Total stockholders' equity	$ 188,661
Additions:	
Deferred tax liability	9,981
Net Capital before haircuts on securities positions	198,642
Haircut on securities-2% of money market account	(588)
Haircut on securities-15% of marketable securities	(13,881)
Net Capital	$ 184,173
Total Aggregate Indebtedness	$ 6,033
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 179,173
Excess Net Capital @ 1000%	$ 183,569
Ratio: Aggregate Indebtedness to Net Capital	.03 to 1.00

PPC EQUITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2008

(NOT REQUIRED)

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of January 31, 2008

(NOT REQUIRED)

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of January 31, 2008

(NOT REQUIRED)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
PPC Equities, Inc.

In planning and performing our audit of the financial statements of PPC Equities, Inc. (the Company), as of and for the year ended January 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1051 OLD HENDERSON ROAD • SUITE A • COLUMBUS, OHIO 43220

(614) 459-3182 • FAX (614) 459-6547

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mark P. Murphy & Associates
Columbus, Ohio
February 13, 2008